UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 20)

Aberdeen Australia Equity Fund, Inc.

(Name of Issuer)

Common Stock, par value $.01 per share

(Title of Class of Securities)

318652104

(CUSIP Number)

Moritz Sell

Landesbank Berlin AG

Alexanderplatz 2

D-10178 Berlin

Germany

+44.20.7572.6200

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

August 8, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-l(e), 240.13d-l(f) or 240.13d-l(g), check the following box. ☐

CUSIP No. 889050 10 0

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).
Landesbank Berlin AG

IRS No.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	☐
(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions)

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization
Federal Republic of Germany

Number of	7.	Sole Voting Power: 2,592,641

Shares Bene-

ficially	8.	Shared Voting Power:

Owned by Each

Reporting	9.	Sole Dispositive Power: 2,592,641

Person with:

10.	Shared Dispositive Power:

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
2,592,641

12.         Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

☐

13.	Percent of Class Represented by Amount in Row (11)	13.5%

14.	Type of Reporting Person (See Instructions)	BK

This Amendment No. 20 amends and supplements items 2, 4 and 5 of the Statement on Schedule 13D of Landesbank Berlin AG (“LB”), a wholly owned subsidiary of Landesbank Berlin Holding AG (the "Parent"), which is in turn controlled by Erwerbsgesellschaft der S-Finanzgruppe mbH & Co. KG, a German limited partnership (the “Partnership”), with respect to the shares of Common Stock, par value $.01 per share (the "Common Stock"), of the Aberdeen Australia Equity Fund, Inc. (the "Fund"). Statements by LB and the Parent that are not modified in this amendment are not amended and remain as previously reported.

Item 2. Identity and Background

The general partner of the Partnership is Regionalverbandsgesellschaft mbH, a German limited liability company (“RVG”) owned by several German regional savings bank associations. The principal offices of both the Partnership and RVG are located at Charlottenstrasse 47, D-10117 Berlin, Federal Republic of Germany. Annex C hereto sets forth the name, address and principal occupation of each of the Executive Directors of RVG. Based on the information about such Executive Directors that is available to the Parent and LB pursuant to German law, neither the Parent nor LB is aware of any information to the effect that any such person has during the last five years been a party to any criminal or civil proceeding. All of the individuals listed on Annex C are citizens of the Federal Republic of Germany.

The amendment to Annex B attached hereto sets forth the name, address and principal occupation of each director and executive officer of LB. Based on the information about the persons listed on Annex B that is available to the Parent and LB pursuant to German labor law (including a police certificate of no criminal record), neither the Parent nor LB is aware of any information to the effect that any such person has during the last five years been party to any such criminal or civil proceeding. All of the individuals listed on Annex B are citizens of the Federal Republic of Germany.

Item 4. Purpose of Transaction

On August 8, 2007, the Partnership acquired approximately 81% of the common voting stock of the Parent from the Land Berlin (the State of Berlin) and became the controlling person of the Parent and LB.

As previously reported, the Fund's Board of Directors authorized the preparation and filing by the Fund of a registration statement, at LB's expense, to register LB's remaining shares of Common Stock for sale in a public offering pursuant to the registration provisions of the Securities Act of 1933 (the “Securities Act”). LB currently anticipates that that registration statement will be declared effective shortly and that the plan of distribution contained in the registration statement will contemplate at-the-market sales and not an underwritten offering.

Pending and after the effectiveness of the registration statement LB reserves the right to make additional sales of its shares of Common Stock pursuant to rule 144 under the Securities Act, subject to the rule's filing requirements and limitations on the permitted volume of sales and the manner in which shares may be sold. Depending on market conditions, LB also reserves the right not to engage in sales of shares of Common Stock.

Item 5. Interest in Securities of the Issuer

(a) According to information provided to LB by the Fund, there were 19,142,389 shares of Common Stock outstanding at July 31, 2007. The percentage set forth in this Item 5(a) is derived using such number. LB has sole power to vote and dispose of 2,592,641 shares of Common Stock, which constitute approximately 13.5% of the outstanding shares of Common Stock.

Signature

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: September 10, 2007

LANDESBANK BERLIN AG

By: /s/ Dirk Kipp
Name: Dirk Kipp
Title: Managing Director

By: /s/ Moritz Sell
Name: Moritz Sell
Title:	Director

Annex B

Unless otherwise indicated, the business address for all individuals listed in this Annex B is Landesbank Berlin AG, Alexanderplatz 2, D-10178 Berlin, Federal Republic of Germany.

Landesbank Berlin AG

Members of the Managing Board

Name and Address	Principal Occupation
Hans-Jörg Vetter	Chairman of the Managing Board of Landesbank Berlin AG
Serge Demolière	Member of the Managing Board of Landesbank Berlin AG
Dr. Johannes Evers	Member of the Managing Board of Landesbank Berlin AG
Hans Jürgen Kulartz	Member of the Managing Board of Landesbank Berlin AG
Martin Klaus Müller	Member of the Managing Board of Landesbank Berlin AG
Dr. Thomas Veit	Member of the Managing Board of Landesbank Berlin AG

Executive Officers

Name and Address	Principal Occupation
Alt, Volker Landesbank Berlin AG Recht Alexanderplatz 2 D-10178 Berlin	Managing Director of Landesbank Berlin AG
Berentin, Ronald Landesbank Berlin AG Berliner Sparkasse Kredit Firmenkunden und Privatkunden Brunnenstraße 111 D-13355 Berlin	Managing Director of Landesbank Berlin AG

Name and Address	Principal Occupation
Boenke, Frank-Michael Landesbank Berlin AG Compliance Brunnenstraße 111 D-13355 Berlin	Managing Director of Landesbank Berlin AG
Brummel, Beate Landesbank Berlin AG Kreditbereich Kapitalmarkt Strukturierte Finanzierungen/Projektfinanzierungen Alexanderplatz 2 D-10178 Berlin	Managing Director of Landesbank Berlin AG
Burmester, Dr. Christian Landesbank Berlin AG London Branch 1 Crown Court Cheapside GB-London EC2V 6LR	General Manager of Landesbank Berlin AG London Branch
Butzer, Arnold Landesbank Berlin AG Vertrieb Immobilienfinanzierung Berlin und Neue Bundesländer Corneliusstr, 7 D-10787 Berlin	Managing Director of Landesbank Berlin AG
Gottschalk, Gudrun Landesbank Berlin AG Datenschutz und Geldwäsche Brunnenstr. 111 D-13355 Berlin	Managing Director of Landesbank Berlin AG
Hirschhaeuser, Dr. Karl-Friedrich Landesbank Berlin AG Risikocontrolling Brunnenstraße 111 D-13355 Berlin	Managing Director of Landesbank Berlin AG
Jänichen, Michael Landesbank Berlin AG Berliner Sparkasse Firmenkunden Badensche Str. 23 D-10715 Berlin	Managing Director of Landesbank Berlin AG

Name and Address	Principal Occupation
Jordan, Axel Landesbank Berlin AG Kredit Immobilien Corneliusstraße 7 D-10787 Berlin	Managing Director of Landesbank Berlin AG
Kipp, Dirk Landesbank Berlin AG Treasury & Trading Alexanderplatz 2 D-10178 Berlin	Managing Director of Landesbank Berlin AG
Lange, Axel Landesbank Berlin AG Kreditbereich IBAG/IBG Hardenbergstr. 20 D-10623 Berlin	Managing Director of Landesbank Berlin AG
Papesch, Uwe Landesbank Berlin AG Client Business Alexanderplatz 2 D-10178 Berlin	Managing Director of Landesbank Berlin AG
Pritzsche, Wolfgang Landesbank Berlin AG Finanzen Brunnenstraße 111 D-13355 Berlin	Managing Director of Landesbank Berlin AG
Reutter, Dr. Georg Landesbank Berlin AG Vertrieb Immobilienfinanzierung Alte Bundesländer Corneliusstr, 7 D-10787 Berlin	Managing Director of Landesbank Berlin AG
Richardt, Claus-Günther Landesbank Berlin AG Berliner Sparkasse Vermögensanlagen Badensche Str. 23 D-10715 Berlin	Managing Director of Landesbank Berlin AG
Roller, Gerhard Landesbank Berlin AG Internationales Geschäft Alexanderplatz 2 D-10178 Berlin-	Managing Director of Landesbank Berlin AG

Name and Address	Principal Occupation
Scheer, Heinz-Günter Landesbank Berlin AG Unternehmensentwicklung Alexanderplatz 2 D-10178 Berlin	Managing Director of Landesbank Berlin AG
Schölper, Siegfried Landesbank Berlin AG Controlling Alexanderplatz 2 D-10178 Berlin	Managing Director of Landesbank Berlin AG
Schroeder, Bartho Landesbank Berlin AG Business Management Alexanderplatz 2 D-10178 Berlin	Managing Director of Landesbank Berlin AG
Thanheiser, Michael Landesbank Berlin AG Berliner Sparkasse Privatkunden Badensche Str. 23 D-10715 Berlin	Managing Director of Landesbank Berlin AG

Annex C

Regionalverbandsgesellschaft mbH

Executive Directors

Unless otherwise indicated, the business address for all individuals listed in this Annex C is Regionalverbandsgesellschaft mbH, Charlottenstrasse 47, D-10117 Berlin, Federal Republic of Germany.

Name and Address	Principal Occupation
Dr. Karl-Peter Schackmann-Fallis	Executive Member of the Board of the Deutscher Sparkassen- und Giroverbandes e.V. (German savings bank association) (“DSGVeV”)
Carsten Steffan	Department Head at DSGVeV
Heinrich Haasis	President of DSGVeV